EXHIBIT 99.1

2021 Sequire Blockchain Conference

Bit Digital, Inc. Management Presentation Transcript

July 15, 2021

Introduction by conference host

Bit Digital is a sustainability-focused generator of digital assets with large-scale bitcoin mining operations representing a currently-owned maximum hash rate of over 1.9 Exahash – one of the largest publicly-listed bitcoin mining companies.

Remarks by Bryan Bullett, Chief Executive Officer

Hi, and thanks for joining the conference. I’m Bryan Bullett, Chief Executive Officer of Bit Digital, Inc. We are a bitcoin mining company headquartered in New York City. Our ordinary shares trade on the Nasdaq Capital Market under the ticker “BTBT”. This presentation will provide an introduction to our business, the Company and our current opportunities.

Company Overview

As most of you know, bitcoin mining refers to the work of verifying transactions on the bitcoin network. This work is central to the security built-in to the blockchain. A decentralized network of specialized computers, known as miners, spread around the globe, independently verify transactions, making the blockchain nearly impervious to hacking or manipulation. For solving the network’s complex cryptographic puzzles, miners earn bitcoin rewards to incentivize this work, and our Company’s revenues are primarily in the form of bitcoins awarded from the network.

As background, Bit Digital entered bitcoin mining in early 2020, though our founders’ experience dates back farther. Since then, we’ve scaled rapidly. Today, we have one of the largest currently-owned fleets of any US-listed bitcoin miner, at approximately 32,000 machines, representing over 1.9 Eh/s.

During the second quarter of 2021, we earned 562.9 bitcoins, although this figure is materially below our fleet’s run-rate capacity, as we are currently in process of relocating a portion of our fleet geographically, and a material component of our computing power was offline during the quarter. More on this later.

We are a global organization. While our Company’s origins are in China, we’ve been transitioning our leadership, operations and miners to North America, to provide greater transparency, and access to the stable regulatory environment here.

One recent example of this transition was our announcement that Brock Pierce, Chairman of the Bitcoin Foundation and a keynote of today’s conference, joined our advisory board and leadership team. Brock is a noted entrepreneur, investor and visionary with enormous stature in the crypto community, and has significant mining experience. We’re excited to have him on board.

1

While headquartered in New York, we believe our international capabilities provide several strategic advantages, which will continue to serve us going forward – particularly during this unique transitional time for the mining industry.

China Update and Market Opportunity

As has been widely reported, last month, authorities banned bitcoin mining in mainland China. Prior to the ban, China had been home to an estimated 50% of global mining capacity, according to industry sources, including a portion of our fleet that had not yet been migrated to North America. Our Company immediately suspended our remaining mining operations in China, effective June 21.

Naturally, our first order of business is to secure and redeploy elsewhere our remaining China-based fleet. Accordingly, we accelerated our migration strategy to North America, which had been ongoing since October 2020. During the second quarter, we shipped 14,500 miners to the United States, our largest quarterly shipment to date. I’m pleased to report that as of June 30, 70.8% of our fleet was already deployed, in transit to or awaiting installation in North America. This and other details about our migration status were provided in our second quarter operations update that was released on July 13.

We also signed two new hosting agreements with high-quality hosting partners in North America, totaling 60 megawatts of additional power capacity. As a result, as of June 30, 2021, we believe we have secured the majority of hosting resources needed to complete the migration of our fleet in full. We anticipate finishing the migration during the third quarter of 2021, and intend to provide ongoing progress updates to the market.

We were fortunate, in that we have been successfully shipping large quantities of miners purchased in China and redeploying them in North America since October 2020. We already had in-place the logistical channels, know-how and hosting relationships that allowed us to accelerate this process, merely pulling forward in time our planned migration strategy, which had been in place since last October.

Others operating in China were not so fortunate, and were faced with little choice but to exit the business, and attempt to sell equipment en masse, according to industry sources. This has led to an historic disruption in the market price for miners. Such equipment is believed to be flowing onto the spot market in extraordinary volumes, as formerly China-based operators seek to exit. Against this backdrop, Bit Digital is presented with an extraordinary growth opportunity.

We are uniquely positioned to acquire these miners at scale, and potentially increase our asset base significantly and rapidly. To our knowledge, Bit Digital is the only US-listed miner with both a primarily US-based management team, US operations and hosting relationships, and deep relationships among the major former Chinese operators. Our team on the ground in China is positioned to source equipment and transact with reputable counterparties rapidly, in large volumes, as we have done before. As illustration of this capacity, the Company grew to its current position as one of the largest US-listed miners, primarily through several large spot market purchases. And as noted, we have been successfully shipping large quantities of miners purchased in China and redeploying them in North America since October 2020. As a Nadaq-listed company, we enjoy access to the US public capital markets, as a tool to finance this growth opportunity. We are not aware of another miner with this unique blend of global capabilities.

Said differently, we can serve as a bridge from the disrupted Chinese market, into North America, and by doing so potentially grow our fleet size and hash rate materially, subject of course to market conditions and capital availability.

2

We look forward to sharing continued updates about our migration progress and anticipated purchase activity, and further demonstrating the unique value and capabilities of Bit Digital.

Sustainability

One final topic I’ll touch on that is key to our industry is sustainability. Since entering mining last year, our fleet has utilized a significant portion of renewable or carbon-free energy. We recently engaged an independent ESG, or “Environmental, Social and Governance” consultant, to benchmark our sustainability, help us set targets, and track progress. We look forward to sharing results of this review in the near future. In the meantime, we have and continue to seek hosting for our machines at locations where the energy supply is partially or entirely carbon-free.

Going forward, we look to continually increase our usage of carbon-free energy and other sustainability solutions. One example was a new 40 MW hosting partnership announced this March, that features participation in a voluntary demand response energy curtailment program. As part of this program, we provide the grid the ability to reduce or shut down our energy consumption when needed, such as periods of peak demand or low supply. Curtailment is an important sustainability feature, as it helps the grid provide continuous power to mission-critical users like hospitals. It can also help balance out intermittent supplies, like wind and solar, and in this way can help allow the grid to bring online more renewables.

Finally, we also have a hosting partnership in Alberta, Canada with a company that develops mining sites on natural gas wells. The Canadian government estimates that there are thousands of such wells currently venting or flaring waste gas into the atmosphere. This waste gas is mostly methane, which has a far greater warming effect than CO2. By repurposing waste gas for mining, it can be efficiently burned in a way that far reduces its greenhouse gas effect – resulting in a net reduction in GHG emissions, and providing otherwise-wasted power to the bitcoin network by hosting our miners. These gas well locations are often remote and far removed from other power customers, and bitcoin mining has emerged as one of the few use cases to productively remediate this source of pollution. We like to say that bitcoin mining machines don’t care where they live, which makes them an ideal user of otherwise stranded or wasted energy resources.

New Initiatives and Closing

In the coming months, we look forward to announcing several exciting new initiatives in the digital assets ecosystem that we believe will further differentiate our Company.

We welcome new investors to get involved in our Company, which we believe represents an exciting way to gain exposure to our dynamic sector of the crypto market through a NASDAQ-traded security.

Thank you for watching, and for participating in the conference.

3

Safe Harbor Statement

This presentation may contain certain “forward-looking statements” relating to the business of Bit Digital, Inc., and its subsidiary companies. All statements, other than statements of historical fact included herein are “forward-looking statements.” These forward-looking statements are often identified by the use of forward-looking terminology such as “believes,” “expects,” or similar expressions, involving known and unknown risks and uncertainties. Although the company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this presentation. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website at http://www.sec.gov. All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

4